Exhibit 99.1

Press release

Ad-hoc announcement pursuant to Art. 53 LR

SHL Telemedicine to Commence Trading on NASDAQ Under the Symbol “SHLT”

Listing on the SIX Swiss Exchange to continue in parallel to the NASDAQ listing

Tel Aviv / Zurich, 31 March 2023 – SHL Telemedicine Ltd. (“SHL”, SIX Swiss Exchange: SHLTN), a leading provider and developer of advanced personal telemedicine solutions, is pleased to announce that the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Company’s registration statement of its securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act“), in connection with the NASDAQ Listing of its American Depositary Shares (“ADRs”), each representing one ordinary share of the Company. The ADRs are expected to commence trading on The NASDAQ Capital Market (the “Nasdaq”), on April 3 2023 under the ticker symbol “SHLT”, in parallel to its ordinary shares continuing to be listed on the Swiss Stock Exchange.

“This is a significant milestone for SHL Telemedicine,” said Yariv Alroy Co-chairman of SHL Telemedicine, “SHL is well positioned to continue realizing its vision of being a leader in the telemedicine field. The listing for trading on one of the world's leading stock exchanges will increase our access to both retail and institutional investors and is expected to further accelerate our business operations and create value for the Company and its shareholders."

Bank of New York Mellon (“BNY Mellon”) has been appointed as the depositary bank. The ADRs are priced in USD and provide the same rights in dividends and voting powers as the ordinary shares of SHL. Each ADR represents one ordinary SHL share, subject to the enforcement procedures as per the deposit agreement between SHL, BNY Mellon and the owners of ADRs. The ADRs will be based on the currently issued ordinary shares of SHL and no new share will be issued in connection with the listing of the ADRs. Further information on the ADR program will be available on the Website of the Company at www.shl-telemedicine.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation, or sale of securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. Securities may not be offered or sold in the United States absent registration or exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our website at www.shl-telemedicine.com.

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors that can cause actual results to differ from those contained in forward-looking statements include those described in Item 3.D “Key Information—Risk Factors” contained in SHL Telemedicine’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “Commission”) on March 28, 2023 and in its subsequent filings and submissions with the Commission. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements. Except as required by law.